Filed by: Vicor Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Vicor Technologies, Inc.
Commission File No: 000-51475

On August 11, 2006, Vicor Technologies, Inc. furnished the following letter to its stockholders.

August 8, 2006

Dear Stockholders:

After much planning, on July 28th Vicor signed a Merger Agreement with SRKP 6, Inc. (“SRKP”) by which we will complete a reverse merger into SRKP. SRKP is a public company shell introduced to us by WestPark Capital, Inc. (“WestPark”). WestPark is a full service investment banking and securities brokerage firm with a long-term relationship with Vicor. By joining forces with WestPark, we bring a second investment banking firm alongside Capital Growth Financial to support our future financing activities.

The terms of the Merger Agreement are as follows: Each stockholder of Vicor will receive two (2) shares of SRKP stock for each share of Vicor stock that the stockholder holds. Additionally, each of our warrant and option holders will be offered the opportunity to exchange unexercised warrants and options in a “cashless” manner and receive SRKP stock based on a formula that has been negotiated between Vicor and SRKP. An example of how this formula will work is as follows:

A warrant holder that has 1,000 warrants with an exercise price of $1.00 will, as a result of the merger, be entitled to purchase 2,000 shares at a price of $0.50. Under the warrant and option program, this warrant holder will be offered 1,600 shares of SRKP stock in exchange for the unexercised warrants and will be able to transform their status to that of a shareholder without any outlay of cash. This formula implies a “market value” of $5.00 per share which is the last price at which Vicor raised capital and is adjusted for the 2:1 exchange ratio of shares to be issued in the merger.

Additional details concerning the merger as well as other important information for you are explained below.

Letter to Shareholders
August 8, 2006

Proposed Merger with SRKP 6, Inc.

On July 28, 2006, we entered into a definitive merger agreement (“Merger Agreement”) with SRKP 6, Inc. (“SRKP”) and Vicor Acquisition Corp., a newly organized wholly owned subsidiary of SRKP. SRKP is a publicly reporting company that files reports with the SEC. Certain employees and affiliates of WestPark Capital, Inc. are significant stockholders of SRKP.

You and your advisors need to fully understand the nature and results of the proposed merger, as well as the risks associated with the Merger and the other transactions contemplated by the Merger Agreement.

Summary of Principal Terms

The summary description of the Merger Agreement set forth herein does not purport to be a complete statement of the parties’ rights and obligations under the Merger Agreement and the transactions contemplated by the Merger Agreement. This description is qualified in its entirety by the text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to SRKP’s Current Report on Form 8-K filed with the SEC on August 2, 2006 and available on the SEC’s website at www.sec.gov.

Under the Merger Agreement, the merger will be accomplished by means of a reverse triangular merger in which Vicor Acquisition Corp. will be merged with and into our company (the “Merger”). Under the terms of the Merger Agreement or as a result of the Merger:

• our company will become a wholly-owned subsidiary of SRKP;

•
our stockholders (assuming that no dissenters’ rights are exercised) will receive, in exchange for their shares of Vicor Common Stock and Preferred Stock, respectively, shares of SRKP common stock or preferred stock, which are expected to represent approximately 90.0% of SRKP’s fully outstanding issued and outstanding capital stock, assuming full exercise and conversion of all outstanding options, warrants and convertible securities (other than certain convertible notes specified in the Merger Agreement);

•	SRKP will assume options, warrants and convertible notes issued by Vicor on the same terms and conditions as previously issued by Vicor; and

•	SRKP will change its name to “Vicor Technologies, Inc.”

Letter to Shareholders
August 8, 2006

Because of the Merger, SRKP’s only business operations, on a consolidated basis, will be those being conducted by our company.

Pursuant to the Merger Agreement, SRKP will change its governing documents to be essentially identical to Vicor’s current governing documents, and Vicor’s existing management and the members of its Board of Directors will become the management and the members of the Board of Directors of SRKP after the Merger.

The Merger will be accounted for as a recapitalization of Vicor. Thus, Vicor will be deemed to be the acquirer for accounting purposes.

In the Merger, our stockholders will receive two shares of SRKP common stock for each share of our Common Stock outstanding they hold as of the Merger. We anticipate that our sole preferred stockholder will receive essentially identical preferred stock of SRKP in the same ratio as received by our common stockholders. Options and warrants to purchase shares of our Common Stock will represent the right to receive options and warrants to purchase shares of common stock of SRKP at the same exchange ratio. Similarly, holders of our notes convertible into shares of our Common Stock will be entitled to convert obligations under the notes into shares of SRKP’s common stock at this exchange ratio.

If we consummate the Merger on the terms set forth in the Merger Agreement, we anticipate that the holders of SRKP common stock immediately prior to the Merger will own, after the consummation of the Merger, 8.3857% of the fully diluted SRKP capital stock. In addition, as provided in the Merger Agreement and pursuant to the amended engagement agreement with WestPark, SRKP will issue to WestPark shares of SRKP common stock equal to 1.6143% of SRKP’s fully diluted capital stock as partial consideration for services rendered by WestPark in connection with the Merger. Accordingly, SRKP’s existing stockholders and WestPark collectively will own 10.0% of the fully diluted SRKP capital stock upon consummation of the Merger. We anticipate that SRKP and we will make appropriate adjustments to ensure that these percentages are attained. The ownership percentages of all Vicor stockholders at the time of the consummation of the Merger will be diluted as a result of the Merger.

The shares of SRKP common stock to be issued pursuant to the Merger will be registered on a Registration Statement (the “Registration Statement”) that we anticipate SRKP and we will file with the Securities and Exchange Commission (the “SEC”) in connection with the proposed Merger.

Letter to Shareholders
August 8, 2006

In connection with the Merger, we will offer to all of the holders of our outstanding warrants and options the right to exercise such warrants and options on a “cashless” basis. This warrant and option program will permit holders of warrants and options to exercise these warrants and options without making cash payments and receive shares. Because this warrant and option program permits a cashless exercise, the program encourages the exercise of warrants and options that would otherwise likely not be exercised based on the exercise prices of these options and warrants and the current market value of our Common Stock. As a result, all holders of our Common Stock, as well as holders of our notes that are convertible into shares of our Common Stock, will likely recognize greater dilution than if we were not to offer such a program. At the same time, however, this program will have the effect of decreasing our fully diluted capitalization (or the number of shares outstanding on a fully diluted basis assuming full exercise and conversion of options, warrants and convertible securities), which we believe will benefit our company and our stockholders because of the potential positive effect on our stock price and our ability to raise additional capital.

Completion of the Merger and the other transactions contemplated by the Merger Agreement entail risks and uncertainties and we can provide no assurance that the proposed Merger and these other transactions will be consummated on the terms specified in the Merger Agreement or at all. You should be aware that the timing and successful completion of all of the items described herein, including the preparation, filing and effectiveness of the Registration Statement and the successfully consummation of the Merger, are outside of our control and that we can give no assurance that any of these items will be successfully completed or that we will be able to successfully consummate the Merger.

The consummation of the Merger is subject, among other things, to a number of conditions and contingencies, including such things as delivery of written lock-up agreements (“Lock-Up Agreements”) by holders of at least 95.0% of our outstanding Common Stock to refrain from selling any shares of SRKP common stock held by them for a period of one year, the SEC’s declaration of the effectiveness of the Registration Statement and the subsequent approval of the Merger by our stockholders, as well as other customary closing conditions. As a general condition, if the consummation of the Merger does not occur on or before December 31, 2006, either SRKP or we can terminate the Merger and all related transactions. SRKP may waive, in whole or in part, any and all conditions to close.  Any condition set forth in the Merger Agreement can be waived by the parties or the party for whose benefit the condition is intended.

Letter to Shareholders
August 8, 2006

The holders of the SRKP common stock prior to the Merger will not be required to execute the Lock-Up Agreement or any other similar restrictive agreement regarding their shares of SRKP common stock, and the parties intend that the shares of SRKP common stock held by these stockholders prior to the effectiveness of the Merger will be freely tradable following the consummation of the Merger. The Merger Agreement requires SRKP and Vicor to enter into a registration rights agreement with all persons who are holders of SRKP common stock prior to the Merger whereby the post-merger SRKP (except affiliates of WestPark) agrees to file a registration statement to register the resale of such shares.

Risks Associated with Proposed Merger

The effectiveness of the proposed Merger is subject to a substantial “lock up” requirement.

The effectiveness of the Merger and SRKP’s obligation to consummate the Merger will be subject, among other requirements, to 95.0% of our stockholders agreeing to refrain from transferring, selling or assigning their shares of our Common Stock for a period of at least one year without the written consent of WestPark. The merger may not occur if this 95.0% requirement for the agreement to this lockup is not met, and we can provide no assurance that this 95.0% requirement will be met. SRKP may elect, in its discretion, to waive or reduce this 95.0% “lock up” agreement requirement and proceed with the Merger. In any case, prospective investors should not base their investment decision on the expectation that any specific “lock up” agreement percentage will or will not be achieved or enforced.

The parties may not realize the anticipated benefits of the Merger.

The success of the Merger will depend, in part, on our ability to realize the expanded market visibility and increased access to capital that SRKP and Vicor expect to result from merging Vicor into a wholly owned subsidiary of SRKP. The post-merger SRKP may fail to realize, in whole or in part, the anticipated benefits of the Merger.

If the Merger does not constitute a reorganization under section 368(a) of the Code, then our stockholders may be responsible for payment of U.S. federal income taxes.

The United States Internal Revenue Service may determine that the Merger does not qualify as a tax-free reorganization under section 368(a) of the Internal Revenue Code. In that case, each Vicor stockholder would recognize a gain or loss equal to the difference between the fair market value of the post-merger SRKP common stock received by the stockholder in the Merger and the stockholder’s adjusted tax basis in the shares of Vicor common stock exchanged therefore. In addition, neither SRKP nor Vicor is seeking a legal opinion from counsel regarding whether the merger should constitute a reorganization under section 368(a) of the Internal Revenue Code.

Letter to Shareholders
August 8, 2006

Mergers of the type we are currently contemplating are often scrutinized by regulatory authorities and we may encounter difficulties or delays in obtaining regulatory approvals.

Historically, the SEC and NASDAQ have not generally favored transactions in which a privately-held company merges into a largely inactive company with publicly traded stock, and there is risk that we may encounter difficulties in obtaining regulatory approvals necessary to conduct or complete our financing transactions, or achieve a listing on NASDAQ or on another national securities exchange. Effective August 22, 2005, the SEC adopted rules dealing with private company mergers into a dormant or inactive public company which are applicable to the proposed transaction with SRKP. As a result, it is likely that SRKP's filings and transaction will be scrutinized by the SEC for compliance with these new rules, as to which little interpretive advice or guidance has yet been disseminated, which could result in difficulties or delays in achieving SEC clearance of any of SRKP's registration statements and filings with the SEC, in attracting NASD-member broker-dealers to serve as market-makers in our stock, and from other regulatory bodies. As a consequence, SRKP may incur penalties under the requirements of certain of our registration rights agreements entered in connection with the merger transaction, if delays are encountered. In addition, the merged company's financial condition, ability to raise additional capital, and the value and liquidity of its shares may be negatively impacted.

There is currently no trading market for SRKP’s common stock and no market may ever develop.

There is no trading market for SRKP’s common stock and no trading market may ever develop. Outstanding shares of SRKP’s common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of SRKP’s stockholders to liquidate their investment and shares of SRKP common stock may not be acceptable as collateral for loans.

We cannot assure you that following the Merger, SRKP’s common stock will be listed on NASDAQ or any other securities exchange.

Following the Merger, SRKP may seek the listing of SRKP’s common stock on NASDAQ or any other national securities exchange. However, we cannot assure you that following such a transaction, SRKP will be able to meet the initial listing standards of any stock exchange, or that SRKP will be able to maintain a listing of SRKP’s common stock on either of those or any other stock exchange. After completing the Merger, until SRKP’s common stock is listed on the NASDAQ or another stock exchange, SRKP expects that SRKP’s common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the "pink sheets," where SRKP’s stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of SRKP’s common stock. In addition, SRKP would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling SRKP’s common stock, which may further affect its liquidity. This would also make it more difficult for SRKP to raise additional capital following the Merger.

Letter to Shareholders
August 8, 2006

There is no public market for SRKP’s common stock, nor has SRKP ever paid dividends on SRKP’s common stock.

There is no public trading market for SRKP’s common stock and none is expected to develop in the foreseeable future unless and until SRKP completes the merger and files a registration statement under the Securities Act of 1933, as amended. Additionally, SRKP has never paid dividends on SRKP’s common stock and does not presently intend to pay any dividends in the foreseeable future. SRKP anticipates that any funds available for payment of dividends will be re-invested into SRKP to further its business strategy

Additional Information Regarding Merger and SRKP

As a publicly reporting company, SRKP filed a Current Report on Form 8-K to report the signing of the Merger Agreement. A copy of the Form 8-K is attached for your convenience. A copy of the Merger Agreement as signed is attached as Exhibit 2.1 to this Current Report on Form 8-K, as filed with the SEC on August 2, 2006.

We urge you and your advisors to review this Current Report on Form 8-K. Copies of the Current Report on Form 8-K and other documents and materials filed or furnished by SRKP may be inspected without charge at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any portion of such documents and materials may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed through the SEC’s EDGAR System. The web site can be accessed at http://www.sec.gov.

We did not prepare any of the reports or other documents publicly filed by SRKP and we have not independently verified the information contained in these documents. Accordingly, we cannot assure you of the accuracy or completeness of this information.

Letter to Shareholders
August 8, 2006

We continue to execute our carefully focused strategy of transforming Vicor into a commercial enterprise. I will be pleased to answer any questions you may have concerning these transactions.

Cordially yours,

David H. Fater
Chief Executive Officer

DHF:eg

PLEASE BEAR IN MIND THAT _YOU ARE NOT BEING ASKED TO TAKE ANY ACTION AT THIS TIME_ BUT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SRKP and Vicor, when they become available, at the SEC's Web site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can be obtained when they become available, without charge, by directing a request to me.

Vicor and the officers and directors of Vicor and SRKP may be deemed to be participants in the solicitation of proxies from the stockholders of Vicor in connection with the Merger. Information about the directors and executive officers of SRKP and their ownership of SRKP common stock is set forth in SRKP’s Annual Report on Form 10-KSB for the year ended December 31, 2005, as filed with the SEC on March 15, 2006. Additional information about the directors and officers of SRKP and Vicor may be obtained by reading the joint proxy statement/prospectus when it becomes available.